

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

<u>Via E-mail</u>
Todd Waltz
Chief Financial Officer
Aemetis, Inc.
20400 Stevens Creek Boulevard, Suite 700
Cupertino, CA 95014

> **Re: Aemetis, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 3, 2014**
> **File No. 333-197259**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 11, 2014**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2014**
> **Filed May 15, 2014**
> **File No. 0-51354**

Dear Mr. Waltz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1.   We note that in your latest quarterly report, Form 10-Q for the period ending March 31, 2014, you disclose that one your subsidiaries, Universal Biofuels Pvt. Ltd. (UBPL), is currently in default of its loan with the State Bank of India. General Instruction I.A.5.i of Form S-3 states that in order for a registrant to be eligible to use Form S-3, neither the registrant nor its subsidiaries can be in default on indebtedness in the period following the filing of the last annual report, which in this case would be your filed Form 10-K for the fiscal year ending December 31, 2013. Please provide us with your analysis of your

ability to register securities on Form S-3 at this time. For additional guidance, please see Question 115.16 of Securities Act Forms Compliance and Disclosure Interpretations.

2. Due to the fact that you affected a 1-for-10 reverse stock split on May 15, 2014 which is not reflected in your Form 10-K for the year ended December 31, 2013, and the fact that your Form 10-K is incorporated by reference into the current registration statement, please revise your filing to present selected financial data that includes relevant per share information for all required periods, with the reverse stock split prominently disclosed.

Description of Rights, page 22

3. We note your disclosure here, as well as in the legal opinion, that in addition to issuing rights to purchase your debt securities, common stock and preferred stock—which are securities covered by this registration statement—you may also issue rights to purchase "other securities." Please revise to describe all of the classes of securities to which the rights relate, as they must be identified in the registration statement. If any such securities are not covered by the registration statement, please tell us why registration under the Securities Act is not required.

Exhibit 5.1 – Opinion of McDonald Carano Wilson LLP

4. We note that the opinions in Exhibit 5.1 are limited to the State of Nevada. With respect to debt securities, counsel must opine on the laws of the state governing the indenture, which is the State of New York. Please see Section II.B.1.e of Division of Corporation Finance Staff Legal Bulletin No. 19 for more information.

5. We note that counsel's opinion states that the units may be composed of securities that you are registering and "other securities." Please revise to describe all of the classes of securities to which the units may consist of. Additionally, we note that "other securities" are not disclosed in Description of Units on page 24 of the registration statement. Please ensure that the information disclosed in your registration statement and legal opinion is consistent.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 21

6. Please revise future filings to quantify and discuss the reasons for fluctuations in consolidated and segment gross profit margins between periods.

7. Please expand your discussion in future filings to quantify and discuss the reasons for fluctuations in consolidated SG&A as a percentage of revenue between periods.

8.   Please expand your discussion in future filings to quantify and discuss the reasons for fluctuations in your effective interest rates between periods, including the impact of related amortization expense.

Liquidity and Capital Resources, page 23
Liquidity, page 23

9.   We note your risk factor on page 14 where you state "we are a holding company and there are significant limitations on our ability to receive distributions from our subsidiaries." In this regard, please revise future filings to discuss any material restrictions on your ability to transfer funds from your operating subsidiaries and the potential impact on your liquidity.

Consolidated Financial Statements, page 45
Consolidated Statements of Operations and Comprehensive Loss, page 48

10.   Please tell us the facts and circumstances related to the loss on extinguishment of debt of $9,068,868 you recorded during the year ended December 31, 2012.

1. Nature of Activities and Summary of Significant Accounting Policies, page 51
Revenue recognition, page 51

11.   Please tell us and revise future filings to explain the nature and magnitude of the non-monetary transactions where you recognize revenue, including how you determine the fair value of the goods you receive.

12.   We note disclosures related to your sales of ethanol and WDG to J.D. Heiskell and their subsequent sales of ethanol to Kinergy Marketing and WDG to A.L. Gilbert, including the fact that pricing provisions are based on agreements between you and Kinergy Marketing and A.L. Gilbert. Please tell us and revise future filings to explain why your sales of ethanol and WDG involve an intermediary and clarify if you record revenue upon delivery to J.D. Heiskell or to Kinergy Marketing and A.L. Gilbert. If you record revenue upon delivery to J.D. Heiskell, please explain to us how you determined your policy is appropriate, specifically address J.D. Heiskell's obligation to pay you for your products if they are unable to delivery to or obtain payment from Kinergy Marketing or A.L. Gilbert.

Property, Plant and Equipment, page 52

13.   Please tell us and revise future filings to disclose the range and/or weighted average useful lives for each material asset class included in property, plant and equipment here or in note 3.

14.   We note you acquired a significant amount of property, plant and equipment in your acquisition of Cilion. Please revise future filings to clarify that property, plant and equipment acquired in an acquisition is recorded at fair value at the purchase date.

15.   Please fully explain to us how you determined the fair value of the property, plant and equipment you acquired from Cilion. Please specifically address why the gain on bargain purchase you recognized was so significant relative to the purchase price. Please also address if you have performed any subsequent impairment analysis for the assets you acquired and, if applicable, tell us the significant assumptions you used.

California Ethanol Producer Incentive Program, page 52

16.   Please tell us and revise future filings to clarify the maximum potential amount you could be required to reimburse as a result of the California Ethanol Producer Incentive Program.

Commitments and Contingencies, page 53

17.   We note both your Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the period ended March 31, 2014 include disclosures related to legal proceedings. Please confirm to us that you have concluded a material loss is not reasonably possible or explain to us why these matters are not disclosed in the notes to your financial statements.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

18.   Please revise future quarterly filings to quantify volumes sold and average selling prices for each material product on a comparative basis.

Item 4. Controls and Procedures, page 29
Changes in Internal Controls over Financial Reporting, page 30

19.   We note that at December 31, 2013, management concluded that your disclosure controls and procedures and internal controls over financial reporting were not effective. However, as of March 31, 2014, management has concluded that your disclosure controls and procedures are effective. In this regard, please tell us how you remediated the material weaknesses you previously identified in your Form 10-K for the fiscal year ended December 31, 2013 and explain why you believe no additional disclosures are required. Also, based on the disclosures in your Form 10-K, please more fully explain to us the nature of the audit adjustments you disclosed, including how you determined they were recorded in the appropriate period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant at 202-551-3865 or Anne McConnell, Staff Accountant at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Pamela Long, Assistant Director, at 202-551-3765 with any other questions.

Sincerely,

/s/ John Cash, *for*

Pamela Long
Assistant Director

cc: Via E-mail
        Celeste Ferber, Esq.
        Shearman & Sterling LLP